Exhibit 21.1

Mind Medicine (MindMed) Inc. – Subsidiaries

21.1 (List of Subsidiaries)

Subsidiary	Jurisdiction of Incorporation
Mind Medicine, Inc.	Delaware
MindMed Discover GmbH	Switzerland
MindMed Pty Ltd	Australia
Healthmode, Inc.	Delaware